Exhibit 99.2

PETAQUILLA MINERALS LTD.

For six months ended November 30, 2009 and six months ended November 30, 2008

Management Discussion and Analysis
of Results of Operations and Financial Condition

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the operating results and financial position of Petaquilla Minerals Ltd. (“PTQ” or the “Company”) which have been prepared on the basis of available information up to January 13, 2010, should be read in conjunction with the annual audited consolidated financial statements and the notes thereto of the Company for the twelve months ended May 31, 2009, and thirteen months ended May 31, 2008, and the unaudited consolidated financial statements and the notes thereto of the Company for the interim periods ended November 30, 2009, and 2008. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations. There is no guarantee of future performance as actual results could change based on factors beyond management’s control.

FORWARD-LOOKING STATEMENTS

Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of construction, gold production and capital expenditure costs, Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", “is targeted”, "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measure unit cash production cost. This non-GAAP performance measure does not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold, (ii) the trend in costs as the mine matures and, (iii) an internal benchmark of performance to allow for comparison against other mines.

OVERALL PERFORMANCE

Business Overview

PTQ is a Canadian-based junior gold production, exploration and development company with all of its activities located solely in Panama.

PTQ’s growth strategy has been to establish a gold production base from the development of its 100% owned Molejon deposit located within the Cerro Petaquilla Concession. In addition, PTQ plans to continue to evaluate gold development projects and/or related production possibilities by means of internal development of its mineral assets or growth through acquisition or merger of assets with companies having either production or advanced development stage gold projects.

On November 18, 2009, the Company received the Molejon Gold Project operating permit from the Panamanian Government, marking a significant milestone in the Company’s history.

Actual production for the second quarter of the fiscal year was significantly lower than budget due to problems encountered with the availability of critical spares resulting in the shutdown of two ball mills. These problems were exacerbated by refinery issues that impacted the desorption of gold. Critical spares were received in December and production has markedly increased since that time. The Company continues to resolve the issues relating to the desorption of gold and expects to rectify this issue in the third quarter of fiscal 2010.

Significant Accomplishments

Molejon Gold Deposit Project

  Received operating permit from the Panamanian Government.

  Ball mill # 1 was placed into operation

  Tailings pond #2(b) was placed into operation and work on raising the wall of pond #2(a) and #2(b) is continuing and expected to be completed in the third quarter of fiscal 2010.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

  The secondary and tertiary crushers and conveyor systems are complete and are currently being commissioned.

  Work is continuing on the primary crusher and conveyor system to feed the secondary crusher. Commissioning is expected to occur in the third quarter of fiscal 2010.

  All of the onsite generators have been synchronized.

  Ongoing commissioning of the mill is still underway.

OPERATING RESULTS

	Q2 2010	Q1 2010
Gold production – ounces	10,482	13,256
Silver production – ounces	5,977	4,640
Gold sales – ounces	10,558	15,440
Silver sales – ounces	8,983	2,000
Average realized gold price (per ounce)	$959.43	$940.05
Average realized silver price (per ounce)	$16.61	$14.60
Unit cash production cost (per ounce, on a co-product basis)	$975.33	$724.80
Unit cash production cost (per ounce, on a by-product basis)	$959.86	$722.89

Gold production for Q2 was 2,774 ounces lower than in Q1 as a result of a shortage of critical spares which severely reduced production capacity. Unit cash production costs on a co-product basis for Q2 were approximately $250 per ounce higher than in Q1 as a result of lower production volumes. Production volumes have since increased in the first half of Q3.

SELECTED ANNUAL INFORMATION

Key Financial Data (000’s)	2009		2008		2007

Net loss for the year	(21,100)	(1)	(21,656)		(39,205)	(2)
Loss per share – basic and diluted	(0.22)		(0.23)		(0.49)
Cash outflow from operating activities
Working capital (deficit)	(24,386)		(3,714)		(3,897)
Long term liabilities	60,728	(4)	39,276	(3)	4,608
Total assets	81,544	(6)	71,208	(5)	24,982

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

(1)

includes $28,070,280 in losses on senior secured notes, foreign exchange losses of $8,157,720, debt issuance costs of $6,398,825 and a lower gain on dilution of equity investment partially offset by a gain on sale of equity investment of $40,604,938.

(2)	includes $17,878,615 in stock-based compensation.
(3)	increase as compared to long term liabilities on April 30, 2007, is primarily a result of senior secured note financing with a balance of $26,785,359.
(4)	increase as compared to long term liabilities on November 30, 2008, is primarily a result of convertible senior secured note financing with a balance of $34,794,455.
(5)

increase as compared to total assets on April 30, 2007, is primarily a result of cash acquired from issuance of capital stock and a senior secured note financing used to finance mineral properties and capital assets.

(6)	increase as compared to total assets on November 30, 2008, is primarily a result of cash acquired from a convertible senior secured note financing used to finance mineral properties.

RESULTS OF OPERATIONS – FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009, COMPARED TO THE SIX MONTHS ENDED NOVEMBER 30, 2008

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in United States dollars unless otherwise indicated.

The operating results of PTQ reflect its ongoing administrative costs, net of interest and other income. PTQ does not have any operating mining assets. However, development work is nearly complete on the Molejon gold deposit with a present targeted commercial production start up in fiscal Q3.

Other income (expense)

During the six months ended November 30, 2009, other income decreased by $24,251,907 to $(6,793,931) compared to $17,457,976 for the six months ended November 30, 2008. The decrease in other income is largely due to:

  A gain on sale of equity investment of $40,604,938 during the six months ended November 30, 2008 related to the sale of Petaquilla Copper Ltd. (“Copper”) shares compared to Nil for the six months ended November 30, 2009.

  A dilution gain of Nil for the six months ended November 30, 2009 compared to $2,238,492 for the six months ended November 30, 2008 related to the Company’s investment in Copper.
  The dilution gain resulted from the difference between the Company’s carrying cost of Copper and the amount paid up for each Copper share issued. The decrease in the dilution gain is due to the sale of Copper in the second quarter of fiscal 2009.

  A mark-to-market loss on senior secured notes of $(6,740,739) resulting from an increase in the fair value of the senior secured notes (“Notes”) due to mark-to-market accounting during the six months ended November 30, 2009 compared to $(5,105,477) for the six months ended November 30, 2008.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

This decrease in other income was partially offset by:

  A redemption loss on senior secured notes of Nil for the six months ended November 30, 2009, compared to $(10,983,735) for the six months ended November 30, 2008, related to partial redemption of the senior secured notes during that period.

  A foreign exchange loss of $(76,288) for the six months ended November 30, 2009, compared to $(7,098,102) for the six months ended November 30, 2008. This primarily resulted from the significant decrease in the Canadian dollar, impacting the majority of the Company’s liabilities which are denominated in United States dollars coupled with a significant increase in U.S. denominated liabilities (senior secured notes) which occurred during fiscal 2009, prior to the adoption of the U.S. dollar as the functional currency of the Company.

  An equity loss of Nil for the six months ended November 30, 2009 compared to $(2,396,011) for the six months ended November 30, 2008 related to the Company’s investment in Copper.
  The equity loss reflects the Company’s portion of the losses that are attributed to its percentage ownership in Copper. The decrease in the equity loss is due to the sale of Copper in the second quarter of fiscal 2009.

Expenses

Expenses for the six months ended November 30, 2009, decreased by $5,561,886 to $(7,780,405) compared to $(13,342,291) for the six months ended November 30, 2008. The decrease in expenses is primarily due to:

  A decrease of $3,578,926 in debt issuance costs. Debt issuance costs were $592,345 for the six months ended November 30, 2009 compared to $4,171,271 for the six months ended November 30, 2008 as less debt was issued during the current period.

  A decrease of $2,362,740 in exploration and development costs. Exploration and development costs were $1,799,940 for the six months ended November 30, 2009 compared to $4,162,680 for the six months ended November 30, 2008. This was due to the change in activities from exploration and development in the prior period to pre-operations and mill commissioning during the current period. Approximately 60% of the exploration costs incurred in the current period relate to work performed on the Company’s additional concessions surrounding the Molejon gold project.

  A decrease of $663,140 in stock-based compensation. Stock-based compensation, a non-cash expense, was $159,798 for the six months ended November 30, 2009 compared to $822,938 for the six months ended November 30, 2008. This decrease is due to a lower number of options vesting during the current period.

The decreases in expenses were partially offset by:

  An increase of $278,048 in accounting and legal. During the six months ended November 30, 2009, the Company incurred $1,096,701 in accounting and legal compared to $818,653 for the six months ended November 30, 2008. The increase is related to additional audit fees incurred for the 2009 fiscal year audit.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

  An increase of $473,955 in donations and community relations. Donations and community relations were $511,760 for the six months ended November 30, 2009 compared to $37,805 for the six months ended November 30, 2008. The increase is due to the fact that the majority of the cost of community development was incurred by Petaquilla Copper Ltd. in the prior period.

  An increase of $284,106 in wages and benefits. During the six months ended November 30, 2009, the Company incurred $1,707,986 in wages and benefits compared to $1,423,880 for the six months ended November 30, 2008. The increase is related to termination costs incurred in the current period.

The net loss and comprehensive loss for the six months ended November 30, 2009 was $ (14,574,336) or $(0.15) per basic and diluted share compared to net income and comprehensive income of $4,115,685 or $0.04 per basic and diluted share for the six months ended November 30, 2008.

Cash Flow

Operating Activities

Corporate and administrative cash costs and exploration and development expenditures resulted in a cash outflow of $5,488,514 from operating activities for the six months ended November 30, 2009. Operating activities for the six month-period ended November 30, 2008 resulted in a cash outflow of $7,305,950.

Financing Activities

Proceeds from issuance of senior secured notes were $3,341,590 for the six months ended November 30, 2009, compared to $47,750,000 for the six months ended November 30, 2008. Prepaid interest on the senior secured notes during the six months ended November 30, 2009, was Nil compared to $7,162,500 for the six months ended November 30, 2008. Repayment of the bank overdraft was Nil for the six months ended November 30, 2009, compared to $2,033,010 for the six months ended November 30, 2008. Debt issuance costs for the six months ended November 30, 2009, were $92,345 compared to $4,171,271 for the six months ended November 30, 2008. Repayment of senior secured notes during the six months ended November 30, 2009, was $6,000,000 compared $43,238,852 for the six months ended November 30, 2008. Net repayments of capital leases and long term debt were $1,739,322 for the six months ended November 30, 2009, compared to $1,246,694 in the prior year period.

Investing Activities

The Company had a net cash inflow of $6,400,975 from mineral properties due to revenue earned on sales of pre-production gold during the six months ended November 30, 2009, compared to a cash outflow of $12,066,341 during the six months ended November 30, 2008. Cash expenditure in 2008 was solely related to completion of the processing mill and the mine.

During the six months ended November 30, 2009, $1,153,563 was spent on mining and milling equipment compared to $1,176,437 during the six months ended November 30, 2008.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED NOVEMBER 30, 2009 COMPARED TO THE THREE MONTHS ENDED NOVEMBER 30, 2008

Other income (expense)

During the three months ended November 30, 2009, other income decreased by $(27,333,542) to $(3,368,501) compared to other income of $23,965,041 for the three months ended November 30, 2008. The decrease in other income is largely due to:

  A gain on sale of equity investment of $40,604,938 during the three months ended November 30, 2008 related to the sale of Petaquilla Copper Ltd. (“Copper”) shares compared to Nil for the three months ended November 30, 2009.

  A mark-to-market loss on senior secured notes of $(3,283,629) resulting from an increase in the fair value of the senior secured notes (“Notes”) due to mark-to-market accounting during the three months ended November 30, 2009 compared to $(2,170,535) for the three months ended November 30, 2008.

  A dilution gain of Nil for the three months ended November 30, 2009 compared to $910,474 for the three months ended November 30, 2008 related to the Company’s investment in Copper. The dilution gain resulted from the difference between the Company’s carrying cost of Copper and the amount paid up for each Copper share issued. The decrease in the dilution gain is due to the sale of Copper in the second quarter of fiscal 2009.

This decrease in other income was partially offset by:

  A redemption loss on senior secured notes of Nil for the three months ended November 30, 2009 compared to $(10,983,735) for the three months ended November 30, 2008 related to partial redemption of the senior secured notes (“Notes”)in that period.

  A foreign exchange loss of $(68,291) for the three months ended November 30, 2009 compared to $(3,818,755) for the three months ended November 30, 2008. This primarily resulted from the significant decrease in the Canadian dollar, impacting the majority of the Company’s liabilities which are denominated in United States dollars coupled with a significant increase in U.S. denominated liabilities (senior secured notes) which occurred during fiscal 2009, prior to the adoption of the U.S. dollar as the functional currency of the Company.

  An equity loss of Nil for the three months ended November 30, 2009 compared to $(651,825) for the three months ended November 30, 2008 related to the Company’s investment in Copper. The equity loss reflects the Company’s portion of the losses that are attributed to its percentage ownership in Copper. The decrease in the equity loss is due to the sale of Copper in the second quarter of fiscal 2009.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

Expenses

Expenses for the three months ended November 30, 2009, decreased by $1,293,425 to $(4,180,304) compared to $(5,473,729) for the three months ended November 30, 2008. The decrease in expenses is primarily due to:

  A decrease of $1,007,511 in exploration and development costs. Exploration and development costs were $685,054 for the three months ended November 30, 2009, compared to $1,692,565 for the three months ended November 30, 2008. This was due to the change in activities from exploration and development in the prior period to pre-operations and mill commissioning during the current period. Approximately 60% of the exploration costs incurred in the current period relate to work performed on the Company’s additional concessions surrounding the Molejon gold project.

  A decrease of $504,675 in debt issuance costs. Debt issuance costs were $592,345 for the three months ended November 30, 2009, compared to $1,097,020 for the three months ended November 30, 2008 as less debt was issued during the current period.

  A decrease of $395,711 in stock-based compensation. Stock-based compensation, a non-cash expense, was $118,413 for the three months ended November 30, 2009, compared to $514,124 for the three months ended November 30, 2008. This decrease is due to a lower number of options vesting during the current period.

  A decrease of $222,825 in travel. During the three months ended November 30, 2009, the Company incurred $206,740 in travel compared to $429,565 for the three months ended November 30, 2008. The decrease is related to a decrease in shareholder and board activities.

The decreases in expenses were partially offset by:

  An increase of $382,268 in wages and benefits. During the three months ended November 30, 2009, the Company incurred $1,064,528 in wages and benefits compared to $682,260 for the three months ended November 30, 2008. The increase is related to termination costs incurred in the current period.

  An increase of $207,076 in accounting and legal. During the three months ended November 30, 2009, the Company incurred $628,172 in accounting and legal compared to $421,096 for the three months ended November 30, 2008. The increase is related to additional costs for the 2009 fiscal year audit.

  An increase of $181,710 in donations and community relations. Donations and community relations were $181,710 for the three months ended November 30, 2009, compared to Nil for the three months ended November 30, 2008. The increase is due to the fact that the majority of the cost of community development was incurred by Petaquilla Copper Ltd. in the prior period.

  An increase of $100,051 in office administration. Office administration was $268,695 for the three months ended November 30, 2009, compared to $168,644 for the three months ended November 30, 2008 due to increased mine office and administration costs during the pre- production period.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

The net loss and comprehensive loss for the three months ended November 30, 2009, was $(7,548,805) or $(0.08) per basic and diluted share compared to net income and comprehensive income of $18,491,312 or $0.19 per basic share and $0.18 per diluted share for the three months ended November 30, 2008.

Cash Flow

Operating Activities

Corporate and administrative cash costs and exploration and development expenditures resulted in a cash outflow of $538,497 from operating activities for the three months ended November 30, 2009. Operating activities for the three months ended November 30, 2008, resulted in a cash outflow of $1,028,736.

Financing Activities

Proceeds from issuance of senior secured notes were $3,341,590 for the three months ended November 30, 2009, compared to $20,000,000 for the three months ended November 30, 2008. Prepaid interest on the senior secured notes during the three months ended November 30, 2009, was Nil compared to $3,000,000 for the three months ended November 30, 2008. Debt issuance costs for the three months ended November 30, 2009, were $92,345 compared to $1,097,020 for the three months ended November 30, 2008. Net repayments of capital leases and long term debt were $535,330 for the three months ended November 30, 2009, compared to $782,530 in the prior year period.

Investing Activities

The Company had a net cash inflow of $2,661,255 from mineral properties due to revenue earned on sales of pre-production gold during the three months ended November 30, 2009, compared to a cash outflow of $5,160,103 during the three months ended November 30, 2008. Cash expenditure in 2008 was solely related to completion of the processing mill and the mine.

During the three months ended November 30, 2009, $596,107 was spent on mining and milling equipment compared to $180,753 during the three months ended November 30, 2008.

Balance Sheet

At November 30, 2009, PTQ had total assets of $76,415,763 compared with $81,543,823 in total assets at May 31, 2009. This decrease is primarily a result of amortization of property and equipment, a lower deposit on equipment and construction materials and a decrease in cash. The working capital deficiency at November 30, 2009 was $57,128,688 compared to $24,386,116 at May 31, 2009, as a result of an increase in senior secured notes payments that are due within one year and increased accounts payable and accrued liabilities.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

SUMMARY OF QUARTERLY RESULTS

	2009 Nov 30 Q2	2009 Aug 31 Q1	2009 May 31 Q4	2009 Feb 28 Q3
Net (loss)	$(7,548,805)	$(7,025,531)	$(11,269,855)	$(13,945,696)
(Loss) per share – basic	$(0.08)	$(0.07)	$(0.12)	$(0.14)
(Loss) per share –diluted	$(0.08)	$(0.07)	$(0.12)	$(0.14)

	2008 Nov 30 Q2	2008 Aug 31 Q1	2008 May 31 4 months	2008 Jan 31 Q3
Net (loss) earnings	$18,491,312	$(14,375,627)	$(15,608,330)	$4,353,907
(Loss) earnings per share – basic	$0.19	$(0.15)	$(0.17)	$0.05
(Loss) earnings per share – diluted	$0.18	$(0.15)	$(0.17)	$0.04

1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same for the quarters ended May 31, 2008, August 31, 2008, February 28, 2009, May 31, 2009, August 31, 2009 and November 30, 2009. For the quarters ended January 31, 2008, and November 30, 2008, potential share issuances pursuant to the exercise of options and warrants would be dilutive and the basic and diluted earnings per share using the treasury stock method are shown above.

LIQUIDITY AND CAPITAL RESOURCES

As a result of operational issues, the Company has been unable to meet its current production targets and will require additional funding in order to continue operations. Management is in discussions with lenders to secure refinancing of its senior secured debt; however, there is no guarantee that management will be successful in its efforts.

The Company has experienced recurring operating losses and has accumulated an operating deficit of $134,349,272 at November 30, 2009 (May 31, 2009 - $119,774,936) and a shareholders’ deficit of $23,334,826 at November 30, 2009 (May 31, 2009 – $8,920,288). Also the Company had a working capital deficiency of $57,128,688 at November 30, 2009 (May 31, 2009 - $24,386,116). Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities that are due within one year with assets that are also expected to be converted to cash within one year.

The operating cash flow and profitability of the Company are also affected by various factors, including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, the level of exploration activity, labour risk, environmentalist risk and political risk. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

The Company has $636,631 in term deposits which are being held to guarantee credit cards, debt financings and a performance bond for compliance with the environmental laws in Panama.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future. As previously noted, material increases or decreases in PTQ's liquidity will be substantially determined by the timing of the commencement of commercial production at the Molejon gold project.

CONTRACTUAL AND OTHER OBLIGATIONS

	Less than 1 Year	2 Years	3 Years	4-5 Years	More than 5 Years
Office lease	$60,676	$45,507	-	-	-
Equipment lease	$5,473,118	$2,967,836	-	-	-
Senior secured notes	$6,564,712	-	-	-	-
Senior secured notes due to related parties	$22,714,811	-	-	-	-
Convertible senior secured notes	$95,641	$390,447	-	-	-
Convertible senior secured notes due to related parties	$9,639,975	$39,354,283	-	-	-
Long-term debt	$69,134	-	-	-	-
Asset retirement obligation	$-	-	-	-	$6,701,00

CONTINGENCIES

On November 13, 2008, the Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama, issued a Resolution purporting to fine the Company and its present and former affiliates US$ 1,000,000 for alleged violations of environmental laws that took place on the main Ley Petaquilla Concession in 2005 and an additional US$ 934,695 for damages. On November 26, 2008, ANAM, by Resolution, approved the Company’s Environmental Impact Study (“EIS”) Category III submitted in July 2007 for the Molejon Gold Project. The Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production. Based on the approval of the EIS, the Company filed for reconsideration by ANAM to have the fines reduced to nil. In January 2009, the Company was advised that ANAM had not accepted the Company’s request for reconsideration that the amount of the financial sanctions purportedly levied against the Company and its present and former affiliates be reduced to nil. On March 10, 2009, the Supreme Court of the Republic of Panama suspended the imposition of ANAM’s fine until the matter of the Company’s appeal is resolved. Consequently, the amount, if any, that may ultimately be payable by the Company cannot be determined.

The Company is engaged in certain other legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on the Company’s operating results, liquidity or financial position.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

CAPITAL STOCK

At November 30, 2009, the Company had unlimited authorized common shares without par value and unlimited authorized preference shares without par value. The Board of Directors will assign the rights and privileges to each series of preference shares upon issue.

As at November 30, 2009, an aggregate of 96,040,121 common shares were issued and outstanding of which 44,200 were repurchased. As at January 12, 2010, 96,302,621 common shares were issued and outstanding, of which 44,200 were repurchased.

	Number of Common Shares	Amount of Common Shares(Note 2)	Contributed Surplus (Note 2)	Warrants (Note 2)	Accumulated Other Comprehensive Income (Note 2)	Retained Earnings (Accumulated Deficit) (Note 2)
Balance as at May 31, 2008	95,958,641	$89,002,273	$14,714,276	$11,771,374	$(2,084,526)	$(98,675,070)
Exercise of stock options	81,480	206,395	(168,732)	-	-	-
Stock-based compensation	-	-	869,890	-	-	-
Senior secured notes finders warrants	-	-	-	215,230	-	-
Senior secured notes warrants	-	-	-	706,802	-	-
Expiration of warrants	-	-	263,263	(263,263)	-	-
Warrant issue costs	-	-	-	(102,546)	-	-
Repricing of senior secured notes warrants	-	-	(1,781,500)	1,781,500	-	-
Net loss	-	-	-	-	-	(21,099,866)
Exchange difference from translation of financial statements to US reporting currency	-	-	-	-	(4,648,716)	-

Balance as at May 31, 2009	96,040,121	$89,208,668	$13,897,197	$14,109,097	$(6,733,242)	$(119,774,936)

Stock-based compensation	-	-	159,798	-	-	-

Expiration of warrants	-	-	813,473	(813,473)	-	-

Net loss	-	-	-	-	-	(14,574,336)

Balance as at November 30, 2009	96,040,121	$89,208,668	$14,870,468	$13,295,624	$(6,733,242)	$(134,349,272)

PTQ had the following warrants outstanding as at January 13, 2010:

Number of
Warrants	Exercise	Expiry
Outstanding	Price (CAD$)	Date
9,424,605	$1.54	October 17, 2011
12,812,280	$0.65	May 21, 2013
3,595,300	$0.65	June 4, 2013
7,051,720	$0.65	July 8, 2013
32,883,905

As at January 13, 2010, 32,883,905 share purchase warrants were issued and outstanding.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

The following summarizes information about the stock options outstanding as at January 13, 2010:

Number of Shares	Exercise Price
Outstanding	(CAD$)	Expiry Date
30,000	0.26	April 25, 2010
193,800	0.26	July 11, 2010
400,000	0.56	December 31, 2010
876,000	0.54	February 1, 2011
2,363,619	2.01	January 15, 2012
100,000	2.25	June 20, 2012
50,000	2.49	July 12, 2012
10,000	0.56	November 18, 2013
300,000	0.52	December 1, 2013
100,000	0.39	March 1, 2014
87,500	0.62	July 13, 2014
3,600,000	0.23	November 18, 2014
100,000	0.84	January 1, 2015
475,000	0.87	January 5, 2015
8,685,919

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the six months ended November 30, 2009:

a)	The Company paid consulting fees of $1,783 (six months ended November 30, 2008 - $3,215) to companies controlled by a director and a former officer.

b)	The Company paid consulting fees and wages of $176,707 (six months ended November 30, 2008 - $137,623) to companies controlled by directors, an officer, and a former officer.

c)	The Company paid legal fees of $209,579 (six months ended November 30, 2008 – $95,350) to two law firms, one controlled by a former officer and one controlled by a former director.

d)	The Company paid for goods and services of $45,510 (six months ended November 30, 2008 - $84,290) to companies controlled by an officer.

e)

Of the total mark-to-market loss on senior secured notes and convertible senior secured notes, $906,387 (six months ended November 30, 2008 - Nil) was attributable to senior secured notes and convertible senior secured notes held by companies related to two directors.

f)	Debt issuance costs of $500,000 (six months ended November 30, 2008 - Nil) were recorded as a restructuring fee payable to companies related to two directors.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the transacting parties.

SUBSEQUENT EVENTS

Subsequent to November 30, 2009:

1)

The Company closed a non-brokered private placement issuing 24,000,000 common shares at CAD$ 0.50 per share for gross proceeds of CAD$ 12,000,000. In connection with the private placement, the Company paid finders’ fees in the amount of CAD$ 600,000.

2)	The Company repaid the Bridge Financing in the amount of $4,789,246 plus the $500,000 restructuring fee pursuant to the agreement.

3)	575,000 stock options were issued, 85,074 options expired, 377,500 warrants were exercised and 571,000 warrants expired.

4)	The Company amended 1,000,000 stock options issued to a director and two consultants on November 18, 2009, to provide for immediate vesting based on prior years of service.

5)	The Company made interest payments, on which it had been granted forbearance, on the senior secured notes in the amount of $1,464,221.

6)	On January 8, 2010 the Company achieved commercial production.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period. Actual results could differ from these estimates.

Significant estimates used in the preparation of the consolidated financial statements include, but are not limited to, recoverability of accounts receivable and investments, estimates of the useful life of properties and equipment, the future cost of asset retirement obligations, the amount and likelihood of contingencies, the discount rate used for valuation of senior secured and convertible senior secured notes, the valuation allowance for future income tax assets and the accounting for stock-based compensation and warrants.

Mineral Property Costs

Exploration and development costs are expensed until such time as reserves are proven and financing to complete development has been obtained. Acquisition costs of mineral properties and tangible development costs incurred thereon, are deferred until the property to which they relate is placed into production, sold or abandoned. The carrying values of mineral properties are, where necessary, written down to the fair value if the carrying value is not recoverable. Costs relating to properties abandoned are written off when the decision to abandon is made. Capitalized costs are depleted using a unit-of-sale method over the estimated economic life of the mine to which they relate.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

The Company follows the cost reduction method of accounting for the receipt of property option and similar payments. Cash and other property payments received from the Company’s exploration partners are credited to the respective property until all capitalized costs are recovered; thereafter, such payments are included in income. Option payments are exercisable at the discretion of the optionee and are only recognized when received.

Impairment of Long-lived Assets

A long-lived asset, which includes property and related costs and equipment, is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group, at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Asset Retirement Obligation

The Company will have an obligation to reclaim its properties after the minerals have been mined from the site and will estimate the costs necessary to comply with existing reclamation standards. These estimated costs, referred to as Asset Retirement Obligation, will be recorded as a liability at their fair values in the periods in which they occur, and, at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liability. If the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in the Company’s earnings and net assets. However, the Company continuously reviews its obligation in this regard.

Stock-based Compensation

The Company accounts for all stock-based payments and awards using the fair value-based method. Under the fair value-based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period (see Note 18 of the Notes to the Consolidated Financial Statements).

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

CHANGES IN ACCOUNTING POLICY INCLUDING INITIAL ADOPTION

In February 2008, the CICA issued a new Handbook Section 3064 - Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 - Goodwill and Other Intangible Assets (“Section 3062”) and 3450 - Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The new Section is applicable to the Company’s financial statements for its fiscal year beginning June 1, 2009. The adoption of this section did not have a material impact on the Company’s consolidated financial statements.

Accounting Policies to be Implemented Effective June 1, 2011

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601, together with Section 1602, establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning June 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

In June 2009, the CICA amended Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning June 1, 2011. Earlier adoption is permitted.

Convergence with International Financial Reporting Standards (IFRS)

In February 2008, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after June 1, 2011.

Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS. Also the United States’ Financial Accounting Standards Board and the International Accounting Standards Board have completed a joint-project on business combinations and non-controlling interests.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting and disclosure controls and procedures. The transition may also impact business activities such as certain contractual arrangements, capital requirements and compensation arrangements.

The Company has designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses. The Company has identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation. The scoping and planning phase is currently underway and involves establishing a project team, identifying major areas affected and developing an implementation plan and communication strategy. The detailed assessment plan will be completed by the end of the second quarter and will result in accounting policies and transitional exemption decisions, estimates of quantification of financial statement impact, preparation of shell financial statements and identification of business processes and resources impacted. The operations implementation phase includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at June 1, 2010, fiscal 2011 and thereafter plus ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures. The post implementation phase will include sustainable IFRS compliant financial data and processes for fiscal 2012 and beyond.

Changes in Accounting Policies

(a) Change in Reporting Currency

Effective March 1, 2009, the Company changed its reporting currency to the U.S. Dollar (USD). The change in reporting currency increases transparency of the financial results of the Company and provides better visibility for the stakeholders.

Prior to March 1, 2009, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations, deficit, comprehensive income, accumulated other comprehensive income and cash flows in Canadian dollars (CAD). In making the change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130 – “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.”

In accordance with EIC-130, the financial statements for all the years and periods presented have been translated to the new reporting currency (USD) using the current rate method. Under this method, the statements of operations, deficit and comprehensive (loss) income and cash flows statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates. Shareholders’ equity transactions have been translated using the rates of exchange in effect as at the date of the various capital transactions.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in U.S. dollars.

(b) Mineral Properties

During the current fiscal year, as a result of the initiation of a new exploration program, the Company commenced its review of the impact of International Financial Reporting Standards (“IFRS”) on its accounting policies including an examination of the Company’s current accounting policies. Due to this review, the Company determined that it was appropriate to change its accounting policy for mineral properties whereby exploration and development costs are to be expensed until such time as reserves are proven and financing to complete development has been obtained. Previously, the Company capitalized its exploration and development expenditures as incurred, which is permitted under Canadian generally accepting accounting principles (“Canadian GAAP”). This change in accounting policy has also been applied to the calculation of dilution gains and equity losses from the Company’s equity investment in Copper.

Management believes that this revised accounting policy will provide a more relevant and reliable basis of accounting. Among other benefits, the revised accounting policy aligns the accounting treatment of mineral property expenditures with standards used by producing mining companies in the resource sector and with global accounting standards. The change in accounting policy has been applied retrospectively, and the comparative statements for 2009 have been restated.

FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Fair Values

The Company's financial instruments consist of cash and cash equivalents, receivables, restricted cash, accounts payable and long-term debt. The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of these financial instruments.

The Company’s senior secured notes and convertible senior secured notes are measured on initial recognition using the residual method. Subsequent fair value measurement is based on a discounted cash flow model using a discount rate of 20.58% and a maturity date of two years from date of issue based on the ability of the note holders to demand repayment after two years and the expectation that note holders will make this demand.

(b)	Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. The Company has reduced its credit risk by investing its cash and cash equivalents and restricted cash in term deposits with financial institutions that operate globally. Also, as the majority of its receivables are with the governments of Canada in the form of sales tax, the credit risk is minimal. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the Molejon gold project and may require doing so again in the future. On an annual basis the Company may be required to pay 35% of its distributable cash as defined in its senior secured notes and convertible senior secured notes indenture.

Market risk

(i)	Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Canadian dollar denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. The sensitivity of the Company’s net earnings and other comprehensive income to changes in the exchange rate between the Canadian dollar and the United States dollar is summarized in the table below:

	As at November 30, 2009

	10% Increase in the Canadian Dollar	10% decrease in the Canadian Dollar
Increase (decrease) in net earnings	43,594	(43,594)
Increase (decrease) in other comprehensive (loss) income
Comprehensive (loss) income	43,594	(43,594)

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Cash and cash equivalents and restricted cash bear interest at fixed rates.

Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing.

The operating credit line facility, leases, and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long-term debt, leases, senior secured notes, convertible senior secured notes and equity attributable to common shareholders, comprised of issued capital, contributed surplus and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, senior secured debt, convertible senior secured debt and leasing arrangements to develop the project and may require doing so again in the future.

The Company is monitoring market conditions to secure the funding at the lowest cost of capital. The Company is exposed to various funding and market risks which could curtail its access to funds.

RISK AND UNCERTAINTIES

The following is a brief discussion of those distinctive or special characteristics of PTQ’s operations and industry, which may have a material impact on, or constitute risk factors in respect of, PTQ’s financial performance.

The Company operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. Investors should carefully consider the risks described below before investing in the Company’s securities. The occurrence of any of the following events could harm PTQ. If these events occur, the trading price of the Company’s common shares could decline, and investors may lose part or even all of their investment.

A risk analysis has as yet to be completed for the Molejon deposit. While it is possible to speculate on possible risks associated with an open pit mining operation in Panama, there may be as yet to be identified significant risk factors. Any as yet to be identified risks cannot be completely eliminated and it is possible that the occurrence of one or more of such factors could have a material adverse effect on the Company’s financial condition and results of operations.

The Company’s level of indebtedness could negatively impact PTQ’s financial condition and results of operations.

As of November 30, 2009, the Company had approximately $69,761,148 in redemption amount of Notes and Convertible Notes outstanding. PTQ may also incur additional indebtedness in the future. The Company’s high debt levels may have important consequences for PTQ, including, but not limited to the following:

  The Company’s ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes or to fund future operations may not be available on terms favorable to PTQ or at all;

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

  A significant amount of the Company’s operating cash flow is dedicated to the payment of interest and principal on PTQ’s indebtedness, thereby diminishing funds that would otherwise be available for the Company’s operations and for other purposes;

  Increasing the Company’s vulnerability to current and future adverse economic and industry conditions;

  A substantial decrease in net operating cash flows or increase in the Company’s expenses could make it more difficult for the Company to meet its debt service requirements, which could force PTQ to modify its operations;

  The Company’s leveraged capital structure may place it at a competitive disadvantage by hindering its ability to adjust rapidly to changing market conditions or by making PTQ vulnerable to a downturn in its business or the economy in general;

  PTQ may have to offer debt or equity securities on terms that may not be favorable to the Company or to the Company’s shareholders;

  Limiting PTQ’s flexibility in planning for, or reacting to, changes and opportunities in the Company’s business and the industry; and

  The Company’s level of indebtedness increases the possibility that PTQ may be unable to generate cash sufficient to pay the principal or interest due in respect of the Company’s indebtedness.

The indenture relating to the Notes and Convertible Notes contain restrictive covenants which impose operating and other restrictions on the Company and on the Company’s subsidiaries. These restrictions will affect, and in many respects will limit or prohibit, the Company’s ability to, among other things, incur or guarantee additional indebtedness or enter into sale/leaseback transactions, pay dividends or make distributions on capital stock or redeem or repurchase capital stock, make investments or acquisitions and create liens. The terms of the Company’s indebtedness also restrict the Company’s ability to sell certain assets, apply the proceeds of such sales and reinvest in the business.

The Company’s ability to repay or refinance PTQ’s indebtedness will depend on the Company’s future financial and operating performance. The Company’s performance, in turn, will be subject to prevailing economic and competitive conditions, as well as financial, business, legislative, regulatory, industry and other factors, many of which are beyond PTQ’s control. The Company’s ability to meet its future debt service and other obligations may depend in significant part on the extent to which PTQ can successfully implement its business strategy. The Company cannot be assured of being able to implement its strategy fully or that the anticipated results of its strategy will be realized.

The Company faces risks related to operations in foreign countries.

Currently the Company’s properties are only located in Panama, a country with a developing mining sector but no commercially producing mines. Consequently, PTQ is subject to and the Company’s mineral exploration and mining activities may be affected in varying degrees by, certain risks associated with foreign ownership including inflation, political instability, political conditions and government regulations. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect the Company’s business. Operations may be affected by government regulations with respect to restrictions on production, restrictions on foreign exchange and repatriation, price controls, export controls, restriction of earnings distribution, taxation laws, expropriation of property, environmental legislation, water use, mine safety and renegotiation or nullification of existing concessions, licenses, permits, and contracts. In particular, the status of Panama as a developing country may make it more difficult for PTQ to obtain any required production financing for the Company’s properties from senior lending institutions.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

PTQ’s operations are subject to environmental and other regulation.

The Company’s current or future operations, including development activities and commencement of production on the Company’s properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, community services and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required to commence production on the Company’s various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that PTQ will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company’s potential mining and processing operations and exploration activities in Panama are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, community services and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that PTQ obtains permits from various governmental agencies. The Company believes that it is in substantial compliance with all material laws and regulations that currently apply to corporate activities except as to matters under mitigation as requested by the government of Panama. There can be no assurance, however, that all permits which may be required for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project that the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or abandonment or delays in development of new mining properties.

To the best of PTQ’s knowledge, the Company is currently operating in compliance with all applicable environmental regulations except as to matters under mitigation as requested by the government of Panama. However, Autoridad Nacional del Ambiente (“ANAM”), Panama’s national environmental authority, has established certain conditions to be met before the Company can place the Molejon property into commercial production as a mine. PTQ has yet to satisfy all of these conditions, and discussions are underway with ANAM to arrive at a consensus on the final conditions to be met. The Company’s position is that Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”), a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Cerro Petaquilla Concession, takes precedence over the resolutions of ANAM, and that the Company is in compliance with the Ley Petaquilla. The Supreme Court of Panama has issued an order suspending the implementation of a fine levied in 2008 against the Company by ANAM. There is no guarantee that ANAM will not purport to levy further fines against PTQ, claiming breaches of the environmental statutes and policies of Panama, in the event that the Company proceeds to commercial production without having satisfied conditions set out by ANAM. PTQ intends to strictly comply with the Ley Petaquilla, including the environmental provision thereof, and will vigorously oppose any such action by ANAM.

Risks related to mining operations could adversely affect PTQ’s business.

The Company is engaged in the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing them to a stage where they can be exploited at a profit. PTQ’s property interests are in the exploration stage and are without a known body of commercial ore. Although an open pit mine is planned and construction of a gold plant is nearing completion at the Molejon gold property for the processing of gold-bearing ores, there is no guarantee that the Company will realize any profits in the short to medium term. Any profitability in the future will be dependent upon locating mineral reserves, which is subject to numerous risk factors.

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In developing mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained.

The Company’s ability to meet timing and cost estimates for properties cannot be assured. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in developing properties and such delays could materially adversely affect the Company’s financial performance.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

The business of gold mining is subject to a variety of risks such as cave-ins and flooding, environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, the discharge of toxic chemicals, gold bullion losses, and other hazards. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, delays in production, increased production costs, monetary losses and possible legal liability. The Company has obtained insurance in amounts that it considers to be adequate to protect against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances. PTQ may become subject to liability for hazards against which it cannot be insured, or against which it is inadequately insured, or against which it may elect not to be insured because of premium costs or for other reasons. In particular, the Company is not insured against all forms of environmental liability.

Further development of the Molejon gold property to completion of construction of mill facilities and commencement and continuation of production will require additional approvals, permits and certificates of authorization from different government agencies on an ongoing basis. Obtaining the necessary governmental permits is a complex and time consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of the Company. The duration and success of permitting efforts are contingent upon many variables not within the Company’s control. Environmental protection permitting, including the approval of reclamation plans, could increase costs and cause delays in the development of the Molejon gold deposit, depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by us. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of a mine or mines.

Although the ore resource and mineral deposit figures included herein have been carefully prepared by PTQ, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of minerals from ore reserves will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters and until reserves or mineralization are actually mined and processed, the quantity of mineralization and resource grades must be considered estimates only. Further development, drilling and other engineering analyses are required in order to have any of the Company’s resources classified as proven reserves. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. Ore reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

Potential delays in the development of the Molejon gold deposit and cost overruns could occur.

Whilst the Molejon gold deposit development is underway, costs for equipment remain under review and may escalate beyond original estimates. This possible cost escalation, along with other as yet unresolved logistical and engineering issues relating to the Molejon development, all part of a standard building, construction and anticipated start up of a new mining operation, may result in significant cost experiences that differ from present day estimates. There is no guarantee the Molejon gold project will, after more development and engineering work is completed be an economically feasible production opportunity.

PTQ has limited experience with development-stage mining operations.

The Company has limited experience in placing resource properties into production and PTQ’s ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if resource properties are put into production. There also exists significant risk in being able to recruit experienced employees or contractors to allow the Company to move forward in pursuing development-stage mining operations.

Mineral prices can fluctuate dramatically and have a material adverse effect on PTQ’s results of operations.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered, a profitable market will exist for the sale of same. Factors beyond the Company’s control may affect the marketability of any substances discovered. Gold prices have experienced volatile and significant price movements over short periods of time and are affected by numerous factors beyond PTQ’s control, including international economic and political trends, expectations with respect to the rate of inflation, currency exchange rates, interest rates, global and regional consumption patterns and economic crises, speculative activities and increased production due to improved mining and production methods. The supply of and demand for gold is affected by various factors including political events, economic conditions, production costs in major producing regions and governmental policies with respect to gold holdings by a nation or its citizens. The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities. The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. There can be no assurance that the price of recovered minerals will be such that the Company’s properties can be mined at a profit.

The Company is dependent upon additional funding in order to continue its operations.

With the exception of $25,435,937 from the sale of gold during the commissioning period, the Company has not generated cash from operations in the past and, although PTQ is preparing for production at the Molejon gold property, cash flow to satisfy the Company’s operational requirements, debt repayments and cash commitments is not guaranteed from the operations of the Molejon gold plant. In the past, the Company has relied on sales of equity securities or debt financing to meet most of its cash requirements, together with project management fees, property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy the Company’s operational requirements, debt repayments and cash commitments.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

The Company does not presently have sufficient financial resources to undertake all of the Company’s planned exploration and development programs. The development of PTQ’s properties depends upon its ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that PTQ will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate operations on such properties.

The company has a history of losses, an accumulated deficit and a lack of revenue from operations and there is substantial uncertainty regarding its ability to continue as a going concern.

In their report on the consolidated financial statements for the fiscal year ended May 31, 2009, the Company’s independent auditors included an explanatory paragraph regarding concerns about PTQ’s ability to continue as a going concern. The Company’s financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by the Company’s independent auditors.

The Company has incurred net losses to date. As at November 30, 2009, PTQ had an accumulated deficit of $134,349,272 and for the six months ended November 30, 2009, incurred a loss of $14,574,336 from continuing operations. Continuing operations are dependent on the Company achieving profitable operations and being able to raise capital, as necessary, to meet PTQ’s obligations and repay liabilities when they come due.

The Company has not yet earned any significant revenue from the exploration activities on its properties. The Molejon gold property is the Company’s first property development activity. Even if PTQ undertakes development activity on any of the Company’s properties, including the Molejon gold property, PTQ may continue to incur losses beyond the period of commencement of such activity. There is no certainty that PTQ will produce revenue, operate profitably or provide a return on investment in the future and recent significant increases in gold commodity prices may not be sustainable. As such, they may not be reliable as indicators of future consistent realizable values, should any of the Company’s mineral deposits reach commercial production.

PTQ is executing a business plan to allow the Company to continue as a going concern, which is to achieve profitability through cost containment and increased revenues. PTQ has reduced its losses and intends to reduce them further, ultimately achieving profitability. There is significant uncertainty that the Company will be successful in executing this plan. Should PTQ fail to achieve profitability or, if necessary, raise sufficient capital to sustain operations, the Company may be forced to suspend its operations and possibly even liquidate its assets and wind-up and dissolve the company.

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

The requirements of the Ley Petaquilla may have an adverse impact on the Company.

PTQ’s operations in Panama are governed primarily by Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”), a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Cerro Petaquilla Concession.

The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A. (“MPSA”), a Panamanian company formed in 1997 to hold the Cerro Petaquilla Concession covering approximately 136 square kilometers in north-central Panama. Although the Company no longer holds an interest in the copper deposits therein, it continues to hold the rights to the Molejon gold deposit and, as the Cerro Petaquilla Concession encompasses this deposit, the Ley Petaquilla governs the Company’s exploration activities.

The Ley Petaquilla contains fiscal and legal stability clauses necessary in order to obtain project financing and includes tax exemptions on income, dividends and imports. The Ley Petaquilla also provides for an increase in the annual available infrastructure tax credit, higher depreciation rates for depreciable assets which cannot be used in the infrastructure tax credit pool, and a favorable depletion allowance.

In order to maintain the Cerro Petaquilla Concession in good standing, MPSA must pay to the Government of Panama an annual rental fee of $1.00 per hectare during the first five years of the concession, $2.50 per hectare in the sixth to the tenth years of the concession and $3.50 per hectare thereafter. Initially the annual rental was approximately $13,600 payable by MPSA and funded pro rata by its shareholders. The current annual rental is approximately $34,000. The concession was granted for a 20-year term with up to two 20-year extensions permitted, subject to the requirement to begin mine development and to make a minimum investment of $400 million in the development of the Cerro Petaquilla Concession.

Under the Ley Petaquilla, MPSA was required to begin mine development by May 2001. However, MPSA was able to defer commencing development operations by one month for every month that the price of copper remained below $1.155 per pound for up to a further five years (i.e. until May 2006 at the latest). In September 2005, the multi-phase Petaquilla Mine Development Plan (the “Plan”) submitted to the Government of Panama by PTQ and MPSA was approved by Ministerial Resolution. The Molejon gold mineral deposit forms part of the Cerro Petaquilla Concession and the first phase of the Plan focuses on the advancement of the Molejon gold deposit by PTQ as commenced in 2006. Subsequent phases of the Plan are the responsibility of MPSA.

The Ley Petaquilla also requires MPSA to (i) deliver an environmental report to the General Directorate of Mineral Resources of the Ministry of Commerce and Industries (“MICI”) for evaluation; (ii) submit, prior to extraction, an environmental feasibility study specific to the project area in which the respective extraction will take place; (iii) submit annually a work plan comprising the projections and approximate costs for the respective year to the MICI; (iv) post letters of credit in support of required compliance and environmental protection guarantees; (v) annually pay surface canons; (vi) annually pay royalties for extracted minerals; (vii) annually present to the MICI detailed reports covering operations and employment and training; (viii) create and participate in the administration of a scholarship fund to finance studies and training courses or professional training for the inhabitants of the communities neighboring the Cerro Petaquilla Concession in the provinces of Cocle and Colon; and (ix) maintain all mining and infrastructure works and services of the project, always complying with the standards and regulations of general application in force that pertain to occupational safety, health and construction.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

For reference, a copy of Law No. 9, as passed by the Legislative Assembly of Panama on February 26, 1997, was provided with PTQ’s Form 20F for the fiscal year ended May 31, 2009, as Exhibit 4.V.

The Company’s directors may have conflicts of interest.

As of November 6, 2009, two of the Company’s directors, David Levy and Daniel Small, hold positions with Platinum Management (NY) LLC, an investment advising firm to Platinum Partners Value Arbitrage Fund LP, a New York based investment fund. Platinum Partners Value Arbitrage Fund LP holds securities in the Company and a portion of PTQ’s debt. However, none of the Company’s directors are directors or officers of Platinum Partners Value Arbitrage Fund LP nor are any of the Company’s directors insiders of any other reporting company. While currently none of the Company’s directors beneficially owns a 10% or greater interest in the voting power of any other mineral resource companies, they could in the future. To the extent that these other companies may participate in ventures in which PTQ may participate, the Company’s directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation, which could result in competitive harm to PTQ. In the event that such a conflict of interest arises at a meeting of the directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, PTQ will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, the Company’s directors are required to act honestly, in good faith and in the Company’s best interests. In determining whether or not PTQ will participate in a particular program and the interest therein to be acquired by it, the Company’s directors primarily consider the potential benefits to PTQ, the degree of risk to which the Company may be exposed and the Company’s financial position at that time. Other than as indicated, PTQ has no other procedures or mechanisms to prevent conflicts of interest.

Increased costs to procure labour and materials may affect the Company’s expenditures.

The mining industry has been impacted by increased demand for critical resources such as input commodities, mining equipment, milling equipment and skilled labour. These shortages have caused unanticipated cost increases and delays in delivery times, thereby impacting capital expenditures and mine and mill completion. These conditions may reoccur in the future and may have an effect on future costs of production and the achievement of production targets.

The Company faces strong competition for the acquisition of mining properties.

Significant and increasing competition exists for the limited number of mineral property acquisition opportunities available. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than PTQ, the Company may be unable to acquire additional attractive mineral properties on terms it considers acceptable. Accordingly, there can be no assurance that PTQ’s exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

Uncertainty of mineral resources and grade of deposit

Mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters. No assurance can be given that the present inferred resources and related grades will eventually be confirmed either in whole or in part, as measured or indicated resources. Prolonged declines in the market price of gold may render inferred mineral resources containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce PTQ’s resources. Should such reductions occur, PTQ could be required to delay or discontinue production plans or the development of new projects, resulting in increased net losses and reduced cash flow. Short-term factors relating to mineral resources, such as the need for orderly sequential development of ore bodies or the processing of new or different grades, may impair the potential economic feasibility of the Molejon gold deposit.

There is a degree of uncertainty attributable to the calculation of mineralization and corresponding resource grades being mined or dedicated to future production. Until reserves or mineralization are actually mined and processed, the quantity of mineralization and resource grades must be considered estimates only. In addition, the quantity of resources and mineralization may vary depending on commodity prices. Any material change in quantity of resources, mineralization, grade or stripping ratio may affect the economic viability of a project. In addition, there can be no assurance that recoveries from laboratory tests will be duplicated in tests under on-site conditions or during production.

Replacement of mineral resources

There are a number of uncertainties inherent in any program relating to the location of economic mineral resources, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof. Accordingly, there can be no assurance that PTQ’s programs will yield new mineral resources to expand current inferred mineral resources.

Environmental protestors

There are currently no producing mines in Panama and various independent environmental groups or individuals would like to prevent the operation of mining in Panama. The Company’s operations have been could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such groups or individuals.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures

Management is responsible for the design and maintenance of disclosure controls and procedures.

Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. Current disclosure controls include meetings with the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and members of the Board of Directors and Audit Committee through emails, telephone conferences and informal meetings to review public disclosure. All public disclosures are reviewed by certain members of senior management and of the Board of Directors and Audit Committee. The Board of Directors has delegated the duties to the Chief Executive Officer whom is primarily responsible for financial and disclosure controls.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

Based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of May 31, 2009 and concluded that such disclosure controls and procedures were not operating effectively at that date. The CEO and CFO monitor and evaluate disclosure controls and procedures on a regular basis throughout the year. There were no significant changes to the Company’s disclosure controls process during the six months ended November 30, 2009.

Internals control over financial reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reporting in an accurate and timely manner in accordance with GAAP.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reporting information through its review of the interim and annual financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

The CEO and the CFO evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee Sponsoring Organizations of the Treadway Commission (“COSO”) as at May 31, 2009.

This assessment identified the following material weakness:

  The Company’s policies and procedures relating to cash disbursements at one of the Company’s operating subsidiaries were not followed.

During the current period, the Company redesigned the internal controls for operating subsidiaries by replacing all signing authorities at these operations with senior level employees from the parent company.

The Company’s management believes that its internal controls over financial reporting with regard to cash disbursements has been satisfactorily implemented to the extent possible at the current time, but there has not yet been an opportunity to carry out testing on these internal controls to confirm their effectiveness.

Accordingly, the Company believes that, as at November 30, 2009, its internal controls over financial reporting were designed and operating effectively, to the extent that it was possible to test, to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

Petaquilla Minerals Ltd.	(in United States dollars, except where noted)

The Company continues to review and assess its internal controls over financial reporting. There were no significant changes made to internal controls over financial reporting during the six months ended November 30, 2009, except as described above pertaining to cash disbursements.

The Company is currently conducting an internal investigation under the oversight of the Audit Committee and with the assistance of independent counsel of certain of the Company’s international operations, focusing on the material weakness identified during the Company’s assessment of internal controls as at May 31, 2009.

CAUTIONARY NOTE TO USA READERS

As a British Columbia corporation, PTQ is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BCSC”). PTQ is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resources and mineral reserve estimates. Further, PTQ describes mineral resources associated with its properties utilizing terminology such as ”inferred” or “indicated” which are terms recognized by Canadian regulators but not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to USA Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. PTQ may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but not recognized by the SEC.

This report may use the term “inferred resources”. USA readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. USA investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

ADDITIONAL INFORMATION

Additional information relating to PTQ, including news releases, financial statements and prior period MD & A filings, is available on SEDAR at www.sedar.com.